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September 13, 2024

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Seamus O’Brien

Re:	High Income Securities Fund Proxy Statement on Schedule 14A

Dear Mr. O’Brien:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to comments received telephonically on September 6, 2024 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on August 28, 2024 (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	The Staff notes that a comment to disclosure in one location is applicable to all similar disclosure throughout the Shareholder Letter, Notice of Special Meeting and Proxy Statement.

Response:  The Fund acknowledges the comment and will make all necessary conforming changes as requested.

2.	The Staff notes that portions of the Shareholder Letter, Notice of Special Meeting and Proxy Statement are incomplete. Please confirm or fill in any bracketed language or placeholders.

Response:  The Fund acknowledges the comment and will confirm or fill in any bracketed language or placeholders as requested.

3.
The Staff refers to the fifth paragraph of the Shareholder Letter. In last sentence of the paragraph (before the bullet points) please clarify that the Fund’s Board of Trustees is recommending that the Fund’s shareholders approve the Investment Changes.

Response:  The requested disclosure has been added.

4.	Supplementally address whether the Fund, Bulldog, or any of their affiliates, have entered into a standstill agreement with respect the Fund and a third party.

Response:  The Fund supplementally advises that none of the Fund, Bulldog, or any of their affiliates, have entered into a standstill agreement with respect the Fund and a third party.

5.
The Staff refers to the “Vote Required for Each Proposal - Proposals 2, 3 and 4” section of the Proxy Statement.  Please supplementally confirm/explain the requirement to obtain a shareholder vote for these proposals.

Response:  The Fund supplementally explains that the vote requirement for each of Proposals 2, 3 and 4 is provided in Article V, Section 3 of the Fund’s Amended and Restated Agreement and Declaration of Trust, as amended (the “Declaration of Trust”), which states in part: “Except when a larger vote is required by any provision of law or of this Declaration of Trust or the Bylaws, a majority of the Shares voted shall decide any questions and a plurality shall fix the number of Trustees and elect a Trustee.”

6.
The Staff refers to the “Vote Required for Each Proposal - Proposal 6” section of the Proxy Statement.  Please supplementally confirm/explain the requirement to obtain a shareholder vote for this proposal.

Response:  The Fund supplementally explains that the vote requirement for Proposal 6 is provided in Article IX, Section 9 of the Fund’s Declaration of Trust, which states in part: “This Declaration of Trust may be amended at any time by an instrument in writing signed by a majority of the then Trustees when authorized to do so by vote of Shareholders holding a majority of the Shares entitled to vote, except that an amendment amending or affecting the provisions of Section 1 of Article IV, Sections 5 and 6 of this Article IX or of this sentence shall require the vote of Shareholders holding two-thirds of the Shares entitled to vote.”

7.
The Staff refers to the “PROPOSAL 1 - Fees and Expenses” section of the Proxy Statement.  In last sentence of footnote 2 to the Annual Expenses table, please clarify that the Fund currently compensates the Investment Committee.

Response:  The referenced sentence of footnote 2 has been revised as follows:

The members of the Investment Committee are currently compensated by the Fund, which compensation is included in the “Other Expenses~~.~~” row of the “Current Expenses” column.

8.
The Staff refers to the “PROPOSAL 1 - Fees and Expenses” section of the Proxy Statement.  Regarding footnote 3 to the Annual Expenses table, please confirm the disclosure regarding “Other Expenses.”  While it is appropriate to estimate “Other Expenses” for "pro forma" financial information, the "Other Expenses" under the current arrangement are based on amounts for the past fiscal year.

Response:  Footnote 3 has been deleted in its entirety and replaced with the following:

“Other Expenses” shown for the “Current Expenses” column are based on the Fund’s expenses for the fiscal year ended August 31, 2024. “Other Expenses” shown for the “Pro Forma Expenses” column are estimated based on the Fund’s expenses for the fiscal year ended August 31, 2024.

9.
The Staff refers to the “PROPOSAL 1 - Fees and Expenses - Fees Paid by the Fund to Bulldog & Its Affiliates” section of the Proxy Statement.  Please disclose the percentage that is included under "Other Expenses" that is attributable to the compensation currently paid to Bulldog personnel for their service as Fund officers and/or trustees (including as members of the Investment Committee), and compare such percentage against the "management fee rate under the proposed advisory agreement"

Response:  The disclosure in the referenced section has been revised as follows:

Certain personnel of Bulldog currently serve as trustees and officers of the Fund and receive compensation from the Fund for such service. During the fiscal year ended August 31, ~~2023~~2024, the aggregate amount paid to Bulldog personnel (other than the Fund’s chief compliance officer) for these services was $~~[●]~~585,000, or 0.44% (as a percentage of net assets attributable to the Shares). As noted above, the Investment Committee of the Board will be disbanded upon the effective date of the proposed Advisory Agreement. In addition, upon the effective date of the proposed Advisory Agreement, any personnel of Bulldog who serve as a trustee or officer of the Fund will no longer receive compensation from the Fund for such services, except for the Fund’s chief compliance officer, who also serves as Bulldog’s chief compliance officer~~. The~~ (the compensation paid to the Fund’s chief compliance officer will continue to be ~~set by~~ approved by the Board, including a majority of the Non-interested Trustees, and paid by the Fund).  Because the management fee rate to be paid by the Fund under the proposed Advisory Agreement (1.00%) is greater than the expense percentage of the compensation currently paid by the Fund to such Bulldog personnel (0.44%), it is anticipated that entering into the proposed Advisory Agreement will increase the Fund’s expenses. The Board, including the Unaffiliated Board, considered this factor (among others) when it approved the Advisory Agreement.  See “Board Consideration of the Approval of the Advisory Agreement – Fees and Expenses” below.

10.
The Staff refers to the “PROPOSAL 1 - Fees and Expenses - Fees Paid by the Fund to Bulldog & Its Affiliates” section of the Proxy Statement.  If the proposed management fee rate is higher than the "Other Expenses" component attributable to the compensation currently paid to Bulldog personnel for their service as Fund officers and/or trustees (including as members of the Investment Committee), then please disclose if the Board considered this factor. If the Board did not consider this factor please state why.

Response:  The Fund believes the revisions to the referenced paragraph made in response to Comment #9 above address this Comment #10.

11.
The Staff refers to the “PROPOSAL 5 - Sub-Proposal 5.A.3” section of the Proxy Statement.  Regarding the text of the Proposed Policy, please confirm/explain supplementally what is meant by "regulatory authorities having jurisdiction."  Also please clarify the disclosure to explain to what extent the Fund is permitted under the 1940 Act to purchase or sell commodities.

Response:  The Fund has determined to remove Sub-Proposal 5.A.3 from the Proxy Statement.

12.
The Staff refers to the “PROPOSAL 5 - Sub-Proposal 5.A.4” section of the Proxy Statement.  Similar to Comment 11 above, regarding the text of the Proposed Policy, please confirm/explain supplementally what is meant by "regulatory authorities having jurisdiction."  Also please clarify the disclosure to explain to what extent the Fund is permitted under the 1940 Act to make loans.

Response:   The Fund has determined to remove Sub-Proposal 5.A.4 from the Proxy Statement.
Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy